November 9, 2022

Via EDGAR

Mr. Abe Friedman

Ms. Theresa Brillant

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Genesco Inc.

Form 10-K for the Fiscal Year Ended January 29, 2022

Filed March 23, 2022

File No. 001-03083

Dear Mr. Friedman and Ms. Brillant:

I am writing this letter on behalf of Genesco Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 31, 2022, regarding the above-referenced form filed by the Company. This letter sets forth the comment of the Staff in the comment letter. Following the comment is the Company’s response.

Form 10-K for the Fiscal Year Ended January 29, 2022

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 58

1.

Please consider including disaggregated revenue by sales channel. In this regard, we note your disclosure on page 34 when discussing your annual results and the relative increases/decreases to be driven by your differing sales channels. We further note similar discussion in your investor presentations of the impact on your financial results from increases/decreases to sales at the sales channel level. Refer to ASC 606-10-55-89 through

91. Please revise or advise accordingly.

Response: We respectfully acknowledge the Staff’s comment. In accordance with ASC 606-10-50-5 through 6, we considered the appropriate level of disaggregated revenue information that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as well as sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each reportable segment. Additionally, we considered the implementation guidance in ASC 606-10-55-89 through 91.

Revenue is recognized upon satisfaction of all contractual performance obligations and transfer of control to the customer. Revenue is measured as the amount of consideration we expect to be entitled to in exchange for corresponding goods. For our retail divisions (Journeys, Schuh, and Johnston & Murphy Groups), we manage the business as an omni-channel offering where in-store and digital sales are often intertwined, and we are continuing to expand our omni-channel capabilities. For example, digital sales are frequently fulfilled by or returned to the stores. Our sales are single performance obligation arrangements for retail sale transactions for both in-store and digital sales for which the transaction price is equivalent to the stated price of the product, net of any stated discounts applicable at a point in time. Each sales transaction results in an implicit contract with the customer to deliver a product at the point of sale. The nature, amount, timing, and uncertainty of revenues and cash flows of in-store and digital customers are similar. Our retail sales are disclosed in Note 17 – Business Segment Information (Note 17) with the Journeys, Schuh and Johnston & Murphy Groups.

Our wholesale customers are other retailers in the United States. Our wholesale business is less than 10% of our consolidated net sales. All of our Licensed Brands Group’s revenues are to wholesale customers, and they are disclosed in Note 17. In addition, an immaterial amount of wholesale revenue (approximately 2% of consolidated net sales) is included in the Johnston & Murphy Group’s revenue.

Based on the analysis performed, we do not believe further disaggregation is required by ASC 606-10-55-89 through 91. Within our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in Form 10-K for fiscal year ended January 29, 2022, we determined that, although not required under ASC 606-10-50-5, it would be meaningful to the readers to present revenue trends for sales channels. Per S-K 303(a)(3), we believe that providing the revenue trends by sales channel in MD&A provides additional detail around certain components of revenue that are useful for the reader to fully understand the Company’s results of operations. Therefore, we have elected to discuss net sales by sales channel within the results of operations.

In preparing future filings, we will continue to evaluate the manner by which we report disaggregated revenues and will revise future disclosures as necessary.

Note 17 - Business Segment Information, page 83

2.

Please tell us your consideration of providing revenue by geographic location pursuant to

 ASC 280-10-50-41(a) as it appears from your disclosure on page 6 that you may have significant revenue attributed to individual foreign countries.

Response: We respectfully acknowledge the Staff’s comment. In addition to the United States, the Company has revenues attributed to the United Kingdom, the Republic of Ireland and Canada. Our Schuh Group, which is presented in Note 17 – Business Segment Information, is comprised of all of our operations in the United Kingdom and the Republic of Ireland. The revenues attributed to the Republic of Ireland are immaterial to the revenues of the Schuh division (less than 6% of Schuh Group’s net sales and less than 1% of consolidated net sales). The revenues attributed to Canada are immaterial (less than 4% of consolidated net sales) most of which are included in the Journeys division revenues in Note 17. Therefore, we do not believe further disaggregation is required by ASC 280-10-50-41(a). However, to clarify our current disclosure, we will add a disclosure to future filings similar to the sentence below to state the percentage of sales generated in North America and the United Kingdom for each fiscal year disclosures are required:

Net sales in North America and in the United Kingdom accounted for approximately 83% and 17%, respectively, of our net sales in fiscal year 2022.

In preparing future filings, we will continue to evaluate the manner by which we report disaggregated revenues and will revise future disclosures as necessary.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at (615) 367-7531 or via e-mail at sbecker@genesco.com.

Sincerely,

/s/ Scott E. Becker

Scott E. Becker
Senior Vice President, Corporate Secretary and General Counsel

cc: Thomas A. George

Senior Vice President – Finance and Chief Financial Officer